UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

POLO RALPH LAUREN CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

731572 10 3

(CUSIP Number)

DECEMBER 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 2 OF 9 PAGES

1	NAME OF REPORTING PERSONS Ralph Lauren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY 0
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

20,619,108 (representing 19,350,020 shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”), immediately convertible into an equal number of shares of Class A Common Stock, par value $.01 per share (“Class A Common Stock”), 35,754 shares of Class A Common Stock and options representing the right to acquire 1,233,334 shares of Class A Common Stock)

6

SHARED VOTING POWER

20,987,574 (representing (i) 1,557,503 shares of Class B Common Stock owned by RL Family, L.P., a partnership of which Mr. Lauren is the sole general partner, (ii) 10,310,514 shares of Class B Common Stock owned by RL Holding, L.P., a partnership controlled by RL Holding Group, Inc., a corporation wholly owned by Mr. Lauren, (iii) 30,729 shares of Class B Common Stock owned by RL Holding Group, Inc., (iv) 5,904,966 shares of Class B Common Stock held by certain grantor retained annuity trusts established for the benefit of Mr. Lauren’s issue and for various trusts of which Mr. Lauren is a grantor and Roger Farah is the trustee and (v) 3,183,862 shares of Class B Common Stock held by certain grantor retained annuity trusts established by Ricky Lauren, Mr. Lauren’s wife, of which Ms. Lauren and Mr. Farah are the trustees, each of the shares of Class B Common stock in (i) through (v) above, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock)

The foregoing reflects a distribution of 565,549 shares of Class B Common Stock on December 17, 2009 from one of Mr. Lauren’s grantor retained annuity trusts upon its termination to a successor trust for the benefit of Mr. Lauren’s issue and for various trusts of which Mr. Lauren is a grantor. Mr. Lauren was a trustee of the terminated grantor retained annuity trust, but he is not a trustee of the successor trust.

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 3 OF 9 PAGES

BENEFICIALLY	7

SOLE DISPOSITIVE POWER

20,619,108 (representing 19,350,020 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, 35,754 shares of Class A Common Stock and options representing the right to acquire 1,233,334 shares of Class A Common Stock)

8

SHARED DISPOSITIVE POWER

20,987,574 (representing (i) 1,557,503 shares of Class B Common Stock owned by RL Family, L.P., a partnership of which Mr. Lauren is the sole general partner, (ii) 10,310,514 shares of Class B Common Stock owned by RL Holding, L.P., a partnership controlled by RL Holding Group, Inc., a corporation wholly owned by Mr. Lauren, (iii) 30,729 shares of Class B Common Stock owned by RL Holding Group, Inc., (iv) 5,904,966 shares of Class B Common Stock held by certain grantor retained annuity trusts established for the benefit of Mr. Lauren’s issue and for various trusts of which Mr. Lauren is a grantor and Mr. Farah is the trustee and (v) 3,183,862 shares of Class B Common Stock held by certain grantor retained annuity trusts established by Ricky Lauren, Mr. Lauren’s wife, of which Ms. Lauren and Mr. Farah are the trustees, each of the shares of Class B Common stock in (i) through (v) above, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock)

The foregoing reflects a distribution of 565,549 shares of Class B Common Stock on December 17, 2009 from one of Mr. Lauren’s grantor retained annuity trusts upon its termination to a successor trust for the benefit of Mr. Lauren’s issue and for various trusts of which Mr. Lauren is a grantor. Mr. Lauren was a trustee of the terminated grantor retained annuity trust, but he is not a trustee of the successor trust.

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,606,682 (representing 40,337,594 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, 35,754 shares of Class A Common Stock and options representing the right to acquire 1,233,334 shares of Class A Common Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 4 OF 9 PAGES

1	NAME OF REPORTING PERSONS RL Holding, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY 0
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 10,310,514 (representing 10,310,514 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 10,310,514 (representing 10,310,514 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,310,514 (representing 10,310,514 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 5 OF 9 PAGES

1	NAME OF REPORTING PERSONS RL Holding Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY 0
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6

SHARED VOTING POWER

10,341,243 (representing 10,341,243 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, including 10,310,514 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, owned by RL Holding, L.P.)

	7	SOLE DISPOSITIVE POWER -0-
8

SHARED DISPOSITIVE POWER

10,341,243 (representing 10,341,243 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, including 10,310,514 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, owned by RL Holding, L.P.)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,341,243 (representing 10,341,243 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, including 10,310,514 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, owned by RL Holding, L.P.)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 6 OF 9 PAGES

1	NAME OF REPORTING PERSONS RL Family, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY 0
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,557,503 (representing 1,557,503 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,557,503 (representing 1,557,503 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,557,503 (representing 1,557,503 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 7 OF 9 PAGES

ITEM 1.	(a)	NAME OF ISSUER:

Polo Ralph Lauren Corporation

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

650 Madison Avenue, New York, New York 10022

ITEM 2.	(a)	NAME OF PERSON FILING:

		(i)	Ralph Lauren
		(ii)	RL Holding, L.P.
		(iii)	RL Holding Group, Inc.
		(iv)	RL Family, L.P.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

c/o Polo Ralph Lauren Corporation, 650 Madison Avenue,
New York, New York 10022

	(c)	CITIZENSHIP:

		(i)	Ralph Lauren — United States of America
		(ii)	RL Holding, L.P. — Delaware
		(iii)	RL Holding Group, Inc. — Delaware
		(iv)	RL Family, L.P. — Delaware

	(d)	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $.01 per share

	(e)	CUSIP NUMBER:

731572 10 3

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240. 13d-1(b)(1)(ii)(F)
	(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 8 OF 9 PAGES

ITEM 4.	OWNERSHIP

See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

	IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING	☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS.

Not applicable

CUSIP NO. 731572 10 3	SCHEDULE 13G	PAGE 9 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

/s/ Ralph Lauren
RALPH LAUREN

RL HOLDING, L.P. By: RL Holding Group, Inc., its General Partner

By:	/s/ Ralph Lauren
Name: Ralph Lauren Title: Chairman

RL HOLDING GROUP, INC.

By:	/s/ Ralph Lauren
Name: Ralph Lauren Title: Chairman

RL FAMILY, L.P.

By:	/s/ Ralph Lauren
Name: Ralph Lauren Title: General Partner